UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES ACT OF 1934
For the month of June, 2007
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒     Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐     No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

IONA TECHNOLOGIES PLC
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland

June 29, 2007

Dear Shareholder:

On behalf of the Board of Directors, I am pleased to invite you to the 2007 Annual General Meeting of IONA Technologies PLC. The meeting will be held at The Herbert Park Hotel, Ballsbridge, Dublin 4, Ireland, on Tuesday, September 18, 2007, at 3:00 p.m. (local Irish time). I hope that you will be able to attend the meeting.

The attached Notice of Annual General Meeting and Proxy Statement set out the business due to be considered at this meeting. Shareholders who are present at the meeting will have the opportunity to ask questions.

It is important that your views be represented whether or not you are able to attend the meeting. Please sign and date the enclosed form of proxy and return it to us in the enclosed envelope. Completion of this proxy form will not prevent you from attending and voting at the meeting if you ultimately wish to do so.

Yours sincerely,

Kevin Melia
Chairman of the Board

Directors Seán Baker, Chris Horn (UK), Ivor Kenny, James Maikranz (US), Kevin Melia,
Bruce Ryan (US), Francesco Violante (Italy), Peter Zotto (US).
Registered Office The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4, Ireland
Registered Number 171387

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or what action you should take you should consult your stockbroker, bank manager, or other independent professional adviser. If you have sold or transferred all your Ordinary Shares in IONA Technologies PLC, please forward this document at once to the stockbroker, bank or other agent through whom the sale was effected for transmission to the purchaser.

NOTICE OF ANNUAL GENERAL MEETING
FORM OF PROXY
PROXY STATEMENT ANNUAL GENERAL MEETING
VOTING
CERTAIN MATTERS RELATED TO THE COMPANY’S BOARD OF DIRECTORS
PROPOSED RESOLUTIONS

IONA TECHNOLOGIES PLC

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting (the “Meeting”) of IONA Technologies PLC (the “Company”) will be held at The Herbert Park Hotel, Ballsbridge, Dublin 4, Ireland on Tuesday, September 18, 2007, at 3:00 p.m. (local Irish time) for the following purposes:

1. To receive and consider the consolidated financial statements of the Company for the year ended December 31, 2006 and the Reports of the Directors and the Auditors thereon (Resolution No. 1).

2. To re-elect the following persons who retire by rotation pursuant to Article 80(c) of the Articles of Association of the Company and who are recommended by the Board of Directors for re-election:

Dr. Ivor Kenny (Resolution No. 2(a)).
Mr. Francesco Violante (Resolution No. 2(b)).
Mr. Peter Zotto (Resolution No. 2(c)).

3. To authorise the Audit Committee of the Board Directors to fix the Auditors’ remuneration (Resolution No. 3).

4. To consider and if thought fit, pass the following resolution as a special resolution of the Company (Resolution No. 4):

“That:-

(a) the Company and/or any subsidiary (as such expression is defined by the EC (Public Limited Companies Subsidiaries) Regulations 1997) of the Company be generally authorised to make market purchases (as defined by Section 212 of the Companies Act, 1990) of shares of any class of the Company on such terms and conditions and in such manner as the Directors may from time to time determine in accordance with and subject to the provisions of the Companies Act, 1990 and to the restrictions and provisions set out in Article 11(e) of the Articles of Association of the Company;

(b) the re-issue price range at which any treasury shares (as defined by Section 209 of the Companies Act, 1990) held by the Company may be re-issued off-market shall be the price range set out in Article 1l(f) of the Articles of Association of the Company; and

(c) the authorities hereby conferred shall expire at the close of business (local Irish time) on the earlier of the date of the next annual general meeting of the Company after the passing of this resolution or March 17, 2009 unless previously revoked or renewed in accordance with the provisions of the Companies Act, 1990.”

The accompanying proxy statement contains further information with respect to these matters.

By Order of the Board

Kevin Melia
Chairman of the Board

Date: June 29, 2007

Registered Office:

The IONA Building
Shelbourne Road
Ballsbridge
Dublin 4 Ireland

IF YOU DO NOT EXPECT TO BE PRESENT AT THE MEETING, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN ORDER THAT YOUR SHARES MAY BE VOTED. A RETURN ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.

    Note:

1.	The holders of Ordinary Shares are entitled to attend and vote at the Meeting. A holder of Ordinary Shares may appoint a proxy or proxies to attend, speak and vote in his or her place. A proxy need not be a shareholder of the Company.

2.	A form of proxy is enclosed for the use of shareholders who are unable to attend the Meeting. To be valid, proxies must be lodged with the Company Secretary, care of the Legal Department, at The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4, Ireland, or the Company’s Registrar at Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland not less than 48 hours before commencement of the Meeting.

3.	Pursuant to Regulation 14 of the Companies Act 1990 (Uncertified Securities) Regulations 1996, the Company hereby specifies that only those shareholders registered in the Register of Members of the Company as of 3:00 p.m. on September 16, 2007 shall be entitled to attend or vote at the meeting in respect of the number of Ordinary Shares registered in their name at that time.

2

IONA TECHNOLOGIES PLC

FORM OF PROXY

I/We (See Note A below) _ _ of
_ _ being a shareholder of the above-named Company, hereby appoint (See Note B below):

(a) the Chairman of the Meeting; or
(b) _ _ of _ _

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at The Herbert Park Hotel, Ballsbridge, Dublin 4, Ireland, on Tuesday, September 18, 2007, at 3:00 p.m. (local Irish time) and at any adjournment thereof.

Please indicate with an “x” in the space below how you wish your votes to be cast in respect of each of the resolutions detailed in the notice convening the Meeting. A vote withheld is not a vote in law and will not be counted in the calculation of the proportion of votes “for” and “against” the resolution. If no specific direction as to voting is given, the proxy will vote or abstain from voting at his discretion.

RESOLUTION	FOR	AGAINST	WITHHOLD
1. Receive and Consider Financial Statements
2.(a) Re-election of Dr. Ivor Kenny
2.(b) Re-election of Mr. Francesco Violante
2.(c) Re-election of Mr. Peter Zotto
3. Authority to fix Auditors’ remuneration
4. Authority to Purchase Own Shares and Set Re-Issue Price Range for Treasury Shares

Dated this           day of          , 2007.

Signature or other execution by the shareholder (See Note C) _ _

Notes:	A.	A shareholder must insert his, her or its full name and registered address in type or block letters. In the case of joint accounts, the names of all holders must be stated.
	B.	If you desire to appoint a proxy other than the Chairman of the Meeting, please insert his or her name and address and delete the words “the Chairman of the Meeting or”.
	C.	The proxy form must:
(i) in the case of an individual shareholder be signed by the shareholder or his or her attorney; and
(ii) in the case of a corporate shareholder be given either under its common seal or signed on its behalf by an attorney or by a duly authorised officer of the corporate shareholder.
	D.	In the case of joint holders, the vote of the senior holder who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of shareholders in respect of the joint holding.
	E.	To be valid, this proxy form and any power of attorney under which it is signed must reach the Company Secretary at the registered office (The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4, Ireland), or the Company’s Registrar at Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland, not less than 48 hours before the commencement of the Meeting.
	F.	A proxy need not be a shareholder of the Company but must attend the Meeting in person to represent you.
	G.	The return of a proxy form will not preclude any shareholder from attending the Meeting or from speaking and voting in person should he/she/it wish to do so.

IONA TECHNOLOGIES PLC
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland

PROXY STATEMENT
ANNUAL GENERAL MEETING

June 29, 2007

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of IONA Technologies PLC (the “Company”) of proxies in the form enclosed to be voted at the Company’s Annual General Meeting (the “Meeting”) to be held at The Herbert Park Hotel, Ballsbridge, Dublin 4, Ireland, on Tuesday, September 18, 2007, at 3:00 p.m. (local Irish time), and at any adjournments thereof.

Holders of record, as of the close of business on June 22, 2007 of our Ordinary Shares, par value €0.0025 per share (the “Ordinary Shares”), are receiving notice of the Meeting and any adjournments thereof. Each Ordinary Share is entitled to one vote.

Deutsche Bank Trust Company Americas, as depositary (the “Depositary”) under the Deposit Agreement dated as of April 26, 2004, among the Company, the Depositary and the holders and beneficial holders of American Depositary Receipts issued thereunder (“ADRs”) evidencing American Depositary Shares (“ADSs”) representing Ordinary Shares (the “Deposit Agreement”), has fixed the close of business on June 22, 2007 as the record date for the determination of holders of ADRs entitled to give instructions for the exercise of voting rights, in respect of the Ordinary Shares deposited under the Deposit Agreement, at the Meeting or any adjournment or postponement thereof. Subject to certain limitations set forth in the Deposit Agreement, the Depositary (or more specifically its nominee, Bank of Ireland Nominees Ltd.) has the right to vote all Ordinary Shares deposited under the Deposit Agreement. The Depositary, however, is required by the Deposit Agreement to vote the Ordinary Shares deposited thereunder in accordance with the instructions of ADR holders and is prohibited from exercising voting discretion in respect of any such Ordinary Shares. To the extent that the ADR holders do not provide instructions to the Depositary in a timely manner, the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Ordinary Shares except where (i) the Company does not wish the proxy given, (ii) substantial solicitation of proxies in opposition to a matter exists or (iii) a matter materially and adversely affects the rights of the holders of such Ordinary Shares. The Company has instructed the Depositary that it does not want a discretionary proxy to be given to a Company designee with respect to the matters to be voted upon at the Meeting. See “Voting-Voting of Ordinary Shares Deposited under the Deposit Agreement.”

Each form of proxy which is properly executed and returned to the Company will be voted in the manner directed by the shareholder executing it or, if no directions are given, will be voted at the discretion of the Chairman of the Meeting or other person duly appointed as proxy.

The consolidated financial statements of the Company and its subsidiaries (collectively the “Group”) for the fiscal year ended December 31, 2006, and the reports of the Company’s Board of Directors and Ernst & Young, the Company’s auditors, on such financial statements are enclosed herewith. Such financial statements and reports are part of this proxy solicitation. The consolidated financial statements for the fiscal year ended December 31, 2006, have been prepared in accordance with applicable Irish law and the International Financial Reporting Standards (IFRSs) as adopted by the European Union, and the Company’s financial statements have been prepared in accordance with applicable Irish law and the Accounting Standards promulgated by the Accounting Standards Board and published by the Institute of Chartered Accountants in Ireland (Generally Accepted Accounting Practice in Ireland). The consolidated financial statements constitute the Company’s statutory accounts under Irish law and will be annexed to the Company’s annual return to be lodged with the Companies Registration Office, Dublin, Ireland.

Also enclosed herewith is the Company’s Annual Report for the fiscal year ended December 31, 2006, which includes financial data and information which has been prepared in accordance with generally accepted accounting principles in the United States. The financial information included in this Annual Report does not comprise full accounts within the meaning of Section 19 of the Companies (Amendment) Act, 1986.

The Company’s mailing address is The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4, Ireland, and its telephone number is 353-1-637-2000.

Any shareholder who executes and delivers a proxy may revoke it at any time prior to its use by delivery of a written notice of such revocation, or a duly executed proxy bearing a later date (provided it is delivered to the Company’s Secretary/Registrar 48 hours before commencement of the Meeting), to the Company Secretary at the address of the Company set forth above, by appearing at the Meeting and requesting the return of the proxy, or by voting at the Meeting. In accordance with the provisions of the Company’s Articles of Association, all proxies must be received by the Company’s Secretary/Registrar at least 48 hours prior to the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.

VOTING

Voting Rights

Voting at any general meeting of shareholders is by a show of hands unless a poll (i.e., a written vote) is duly demanded. Votes may be given either personally or by proxy. Subject to the Company’s Articles of Association and to any rights or restrictions attaching to any class or classes of shares, on a show of hands each shareholder holding Ordinary Shares present in person or by proxy has one vote, and on a poll each shareholder holding Ordinary Shares shall have one vote for each share of which such shareholder is the holder. Where there is an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting is entitled to a casting vote in addition to any other vote the Chairman may have. A poll may be demanded by (i) the Chairman of the meeting, (ii) at least five shareholders present (in person or by proxy) entitled to vote at the meeting, (iii) any shareholder or shareholders present (in person or by proxy) representing not less than one-tenth of the total voting rights of all the shareholders entitled to vote at the meeting, or (iv) any shareholder or shareholders present (in person or by proxy) holding shares conferring the right to vote at the meeting being shares on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A majority of votes cast is required to pass ordinary resolutions. A seventy-five percent (75%) or greater of the votes cast is required to pass special resolutions. A special resolution is required to effect certain actions, for example, to alter the Memorandum or Articles of Association or to change the name of the Company.

Shareholder Meetings

Irish law provides for two types of shareholder meetings, the annual general meeting and the extraordinary general meeting. An annual general meeting must be held once every calendar year within nine months of the fiscal year end, provided that no more than fifteen months may elapse between such meetings. Extraordinary general meetings of a company may be convened by the Board of Directors or at the request of shareholders holding not less than one-tenth of such of the paid-up capital as carries the right of voting at general meetings. Unless all shareholders of the Company and the Company’s auditors consent to shorter notice, shareholders must receive at least 21 clear days’ written notice of an annual general meeting and of an extraordinary general meeting convened for the passing of a special resolution and at least 14 clear days’ written notice of other extraordinary general meetings. The Company’s Articles of Association provide that a quorum for a general meeting is three persons entitled to vote at the meeting, each being a shareholder or proxy.

Under Irish law, the meeting must take place in Ireland, unless all shareholders entitled to attend and vote at the meeting consent in writing to the meeting being held elsewhere or a resolution providing that the meeting be held elsewhere has been passed at the preceding annual general meeting.

Voting of Ordinary Shares Deposited under the Deposit Agreement

As soon as practicable after receipt from the Company of notice of any meeting or solicitation of consents or proxies of holders of Ordinary Shares, the Depositary is required to mail to holders of ADRs a notice stating (a) such information as is contained in such notice and any solicitation materials, (b) that each ADR holder on the record date set by the Depositary therefor will be entitled to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Ordinary Shares represented by the ADSs evidenced by such holder’s ADRs, and (c) the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person designated by the Company. Upon receipt of instructions of an ADR holder on such record date in the manner and on or before the date established by the Depositary for such purpose, the Depositary shall endeavor insofar as practicable and permitted under the provisions of or governing the Ordinary Shares to vote or cause to be voted (or to grant a discretionary proxy to a person designated by the Company to vote in accordance with (c) above) the Ordinary Shares represented by the ADSs evidenced by such holder’s ADRs in accordance with such instructions. To the extent that the ADR holders do not provide instructions to the Depositary in a timely manner, the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Ordinary Shares except where (i) the Company does not wish the proxy given, (ii) substantial solicitation of proxies in opposition to a matter exists or (iii) a matter materially and adversely affects the rights of the holders of such Ordinary Shares. The Company has instructed the Depositary that it does not want a discretionary proxy to be given to a Company designee with respect to the matters to be voted upon at the Meeting. The Depositary will not itself exercise any voting discretion in respect of any Ordinary Shares deposited under the Deposit Agreement.

Solicitation Of Proxies

The cost of preparing, assembling, printing and mailing the Proxy Statement, the Notice of Annual General Meeting of Shareholders and the enclosed form of proxy, as well as the cost of soliciting proxies relating to the Meeting, will be borne by the Company. The Company will request banks, brokers, dealers and voting trustees or other nominees, including the Depositary in the case of the ADRs, to solicit their customers who are owners of shares listed of record and names of nominees, and will reimburse them for the reasonable out-of-pocket expenses of such solicitation. The original solicitation of proxies by mail may be supplemented by telephone, telegram and personal solicitation by officers and other regular employees or agents of the Company.

CERTAIN MATTERS RELATED TO THE COMPANY’S BOARD OF DIRECTORS

Board Composition.  Under Irish company law, the Company must have a minimum of two directors. The Company’s Articles of Association set the maximum number of directors of the Company at fifteen, which number may be changed by a special resolution of the shareholders. The Company’s Articles of Association divide the Company’s Board of Directors into three classes and provide that the members of each class of Directors will serve for staggered three-year terms. The Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating Committee, each of which consists of at least two independent directors.

Audit Committee.  The Audit Committee oversees our accounting and financial reporting process and the audits of our financial statements, recommends independent accounting firms to shareholders for appointment, and approves the fees and other compensation to be paid to the auditors. In 2006, the Audit Committee was composed of Mr. Conroy, Mr. Melia, and Mr. Burgess until Mr. Burgess’ death on February 8, 2006. At the time of his death, Mr. Burgess was chairman of the Audit Committee. NASDAQ listing standards require that an audit committee be composed of at least three members. In the event of a vacancy on an audit committee, the listing standards provide that an issuer must come back into compliance with the three-member requirement on or before the earlier of the issuer’s next annual shareholder meeting or the first anniversary of the occurrence of the event that caused the failure to comply. On June 1, 2006, Mr. Bruce Ryan was appointed as chairman of the Audit Committee. For the remainder of 2006, the Audit Committee was composed of Mr. Conroy, Mr. Melia, and Mr. Ryan. Mr. Conroy retired as a member of the Board of Directors and Audit Committee on January 25, 2007, and Mr. James Maikranz was appointed as a member of the Audit Committee to fill the vacancy. The Audit Committee is currently composed of Mr. Melia, Mr. Ryan and Mr. Maikranz. The responsibilities of the Audit Committee are set forth in its charter and include reviewing our annual and quarterly financial statements and taking steps to ensure that an independent accounting firm reviews our financial statements prior to our filing them with the Securities and Exchange Commission, the Irish Stock Exchange or other regulatory bodies. The Audit Committee also reviews the terms of all material transactions and arrangements between us and our affiliates at least once each year. The Audit Committee also reviews the performance of our independent accounting firm, their independence and objectivity, and the nature and extent of any non-audit work carried out by them for us and reviews the scope and results of our audit and its costs, and effectiveness and adequacy of our internal financial and accounting controls.

Compensation Committee.  The Compensation Committee establishes and reviews overall policy and structure with respect to compensation matters, including the determination of compensation arrangements for our executive directors, executive officers and key employees. The Compensation Committee consults with the Chairman and/or the Chief Executive Officer about their proposals relating to the remuneration of other executive officers and has access to professional advice inside and outside IONA. The Compensation Committee is also responsible for the administration and award of equity incentives pursuant to our equity incentive plans and administration of our 1999 Employee Share Purchase Plan. The Compensation Committee is composed of Dr. Kenny, Mr. Maikranz, and Mr. Violante. Dr. Kenny currently serves as Chairman of the Compensation Committee.

Nominating and Corporate Governance Committee.  The Nominating and Corporate Governance Committee reviews the composition, size and organization of the Board of Directors and makes recommendations to the Board of Directors with regard to any new appointments or adjustments deemed necessary. The Nominating and Corporate Governance Committee, which reviews and assesses the adequacy of the Code of Business Conduct and Ethics, or the Code of Business Conduct, at least annually and monitors its compliance. In 2006, the Nominating and Corporate Governance Committee was composed of Mr. Melia, Dr. Kenny and Mr. Conroy. Upon Mr. Conroy’s retirement from the Board of Directors and the Nominating and Corporate Governance Committee on January 25, 2007, Mr. Bruce Ryan was appointed as a member of the committee to fill the vacancy. The Nominating and Corporate Governance Committee is currently composed of Mr. Melia, Dr. Kenny and Mr. Ryan. Mr. Melia currently serves as Chairman of the Nominating and Corporate Governance Committee.

PROPOSED RESOLUTIONS

1.	RECEIVE AND CONSIDER THE AUDITORS’ REPORT, DIRECTORS’ REPORT AND FINANCIAL STATEMENTS

At the Meeting, the consolidated financial statements of the Company for the year ended December 31, 2006 together with the Auditors’ Report and the Directors’ Report thereon will be presented and considered.

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting and voting thereon will be necessary to approve the proposed resolution to receive and consider the consolidated financial statements of the Company for the year ended December 31, 2006 and the Auditors’ Report and Directors’ Report thereon.

The Board of Directors recommends that the shareholders vote FOR the resolution to receive and consider the consolidated financial statements of the Company for the year ended December 31, 2006 and the Auditors’ Report and Directors’ Report thereon.

2.	RE-ELECTION OF DIRECTORS RETIRING BY ROTATION

Nominees

Dr. Ivor Kenny, Mr. Francesco Violante and Mr. Peter M. Zotto, being Class II Directors, are, pursuant to Article 80(c) of the Company’s Articles of Association, required to retire by rotation as Directors and are eligible for re-election. The Board of Directors recommends their re-election as Class II Directors. If re-elected as Class II Directors they will each hold office until the Company’s 2010 Annual General Meeting of shareholders unless they resign earlier or are removed from office. The following are short biographical details of these Directors:

Dr. Ivor Kenny has served as a non-executive director since August 1999. Dr. Kenny has written twelve books on strategic leadership, for one of which he was awarded a DLitt and Outstanding Doctor of the Year. He is a director of the Irish-based international media group Independent News and Media PLC, a former Chairman of the Irish-based Smurfit Paribas Bank and of Odyssey PLC and a former director of Kerry Group PLC. Dr. Kenny served, from 1982 until November 2006, as Senior Research Fellow at University College Dublin, where he worked with international organizations on their strategies. He is President of the International Management Centres. He was Director General of the Irish Management Institute from 1962 to 1983, Chancellor of the International Academy of Management from 1982 to 1987, Executive-in-Residence at Indiana University in 1986 and a Fulbright Fellow at American universities. He holds a number of distinctions and honorary doctorates and was invested a Knight Commander of the Order of St. Gregory by Pope John Paul II. He was awarded the Gold Medal of Honor of the Comité International de l’Organisation Scientifique and the First Economics Award of the Economic Development Foundation, Texas.

Mr. Francesco Violante has served as a non-executive director since May 2001. Since June 2006, Mr. Violante has served as Chief Executive Officer of the SITA Group, a Swiss-based global airline reservation systems company. Mr. Violante served as Regional Vice President of Electronic Data Systems Corp Europe from October 2000 to May 2003. From May 2003 until June 2006, Mr. Violante served as Managing Director of SITA, Inc., and as its Senior Vice President from October 1999 to September 2000. Mr. Violante served as Chief Information Officer of Telecom Italia SpA, an Italian telephone company, from September 1998 to October 1999. Prior to September 1998, Mr. Violante held numerous executive management positions at Compaq Corporation Europe and Digital Equipment Corporation.

Mr. Peter M. Zotto has served as our Chief Executive Officer and an executive director since April 2005. Mr. Zotto served as our Chief Operating Officer from October 2003 until April 2005 and as our President from October 2004 until April 2005. Prior to joining IONA, Mr. Zotto was the Chief Executive Officer of Proteus Industries, Inc., a life sciences company, from January 2003 until August 2003. Mr. Zotto is the founder of Claright, a consulting firm specializing in providing marketing expertise to small to mid-sized companies, and served as its President from April 2001 through October 2002. From September 1999 through March 2001, Mr. Zotto was Chief Executive Officer of WBT Systems, Inc., an e-learning software company. Mr. Zotto held a number of executive management positions at Digital Equipment Corporation from 1992 though 1999, including General Manager and Vice President, Workstations Business, Vice President European Sales and Marketing and General Manager, Systems Business Unit.

The Board has undertaken an evaluation of the performance of each of the nominees for re-election and is satisfied that they continue to make an effective contribution and to demonstrate commitment to their roles as Directors and that they provide an independent and objective perspective in discharging their duties.

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting and voting thereon will be necessary to elect each nominee for Director named above.

The Board of Directors recommends that the shareholders vote FOR the re-election of each nominee for Director named above.

3.	AUTHORISATION OF AUDIT COMMITTEE TO FIX AUDITORS’ REMUNERATION

The remuneration of the auditors Ernst & Young for the fiscal year ending December 31, 2007 shall be fixed by the Audit Committee of the Board of Directors. Ernst & Young has no relationship with the Company or with any affiliate of the Company, except as auditors.

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting and voting thereon will be necessary to approve the Company’s Audit Committee’s authority to fix the remuneration of the Company’s auditors.

The Board of Directors recommends that the shareholders vote FOR approval of the Audit Committee’s authority to fix the auditors’ remuneration.

4.	AUTHORITY TO PURCHASE OWN SHARES AND TO SET PRICE RANGE FOR RE-ISSUE OF TREASURY SHARES OFF-MARKET

At last year’s Annual General Meeting, shareholders authorised the Company to purchase up to ten percent (10%) of the Company’s own shares and to set the price range at which treasury shares may be re-issued off-market. These authorisations will expire on the day of this year’s Annual General Meeting. Resolution 4 will be proposed at the Meeting to renew these authorities for a further 18 months, or until the next Annual General Meeting of shareholders, whichever is earlier.

The affirmative vote of the holders of seventy-five percent (75%) of the Ordinary Shares represented at the Meeting and voting thereon will be necessary to approve the authority regarding the Company’s authority to purchase of its own shares and the authority to set the price range for the re-issue of treasury shares off-market.

The Board of Directors recommends that the shareholders vote FOR approval of the authority regarding the Company’s purchase of its own shares and the authority to set the price range for the re-issue of treasury shares off-market.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: June 29, 2007	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer